Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 11, 2023
3:00 p.m. Israel time
____________________________________

To Our Shareholders:

Notice is hereby given that the annual general meeting of shareholders (the “Meeting”) of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Monday, December 11, 2023, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.	Reelection of Daniel Vaknin as an external director for a second three-year term;

3.	Election of Dorit Ben Simon as an external director for a first three-year term;

4.	Approval of the terms of service the external directors and update to the terms of service of non-executive directors;

5.	Approval of grant of options to the external directors;

6.	Approval of terms of service of Ehud Gil, a member of the Board of Directors;

7.	Approval of grant of options to Ehud Gil, a member of the Board of Directors;

8.	Approval of extension of an exemption previously provided to Ehud Gil, a member of the Board of Directors;

9.	Approval of an updated compensation policy for the Company’s officers and directors;

10.	Approval of update to terms of employment of Asaf Nehama, the son of Shlomo Nehama, the Company’s Chairman of the Board and a controlling shareholder;

11.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2023 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

12.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2022. This item does not require a shareholder vote.

The Company’s Board of Directors recommends that you vote in favor of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on November 7, 2023, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about November 8, 2023.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items 2, 3, 5, 6, 7, 8, 9 and 10 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 12 does not require a shareholder vote.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting and, for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by December 1, 2023. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than November 9, 2023. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned websites.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing house, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and Tel Aviv Stock Exchange and available at the websites noted above, which must be received by the Company by 11:00 a.m., Israel time, on December 11, 2023 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). A shareholder is entitled to contact the Company directly and receive the text of the Hebrew deed of vote and position notices, if any. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e.,9:00 a.m. (Israel time) on December 11, 2023). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

- ii -

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors,

/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

November 2, 2023

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ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

PROXY STATEMENT FOR AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on December 11, 2023
3:00 p.m. Israel time
____________________________________

The annual general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Monday, December 11, 2023, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	Reelection of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil as directors;

2.	Reelection of Daniel Vaknin as an external director for a second three-year term;

3.	Election of Dorit Ben Simon as an external director for a first three-year term;

4.	Approval of the terms of service of the external directors and update to the terms of service of non-executive directors;

5.	Approval of grant of options to the external directors;

6.	Approval of terms of service of Ehud Gil, a member of the Board of Directors;

7.	Approval of grant of options to Ehud Gil, a member of the Board of Directors;

8.	Approval of extension of an exemption previously provided to Ehud Gil, a member of the Board of Directors;

9.	Approval of an updated compensation policy for the Company’s officers and directors;

10.	Approval of update to terms of employment of Asaf Nehama, the son of Shlomo Nehama, our Chairman of the Board and a controlling shareholder;

11.
Reappointment of Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2023 and until the next annual general meeting of the Company’s shareholders, and authorization of the Board of Directors to approve, following the approval of the Audit Committee, the remuneration of the independent auditors in accordance with the volume and nature of their services; and

12.	Receipt and consideration of the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2022. This item does not require a shareholder vote.

The proxy materials are being mailed to our shareholders as of November 7, 2023, or the Record Date, on or about November 8, 2023.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 3:00 p.m. (Israel time) on December 9, 2023 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 11:00 a.m. (Israel time) on December 11, 2023 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered to us up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange and available at the websites noted in the notice of the Meeting, which must be received by us by 11:00 a.m., Israel time, on December 11, 2023 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system, or the Electronic System, of the Israel Securities Authority, or the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on December 11, 2023). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on November 7, 2023 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of November 1, 2023, we had 12,852,585 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law). Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy or by a deed of vote or via the Electronic System, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy or by a deed of vote or via the Electronic System (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists and will be deemed to be “present” at the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy or by a deed of vote or via the Electronic System at the Meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy or by a deed of vote or via the Electronic System at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items 2, 3, 5, 6, 7, 8, 9 and 10 is also required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement. Item 12 does not require a shareholder vote.

TERMS OF SERVICE AND EMPLOYMENT OF EXECUTIVE OFFICERS AND DIRECTORS

For information concerning the terms of service and employment of our five most highly compensated office holders during or with respect to the year ended December 31, 2022 see “Item 6.B: Directors, Senior Management and Employees – Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission, or the SEC, on April 7, 2023, or the 2022 Annual Report. An “office holder” is defined under the Companies Law, 1999, or, as amended from time to time, the Companies Law, as a general manager, chief business manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title, and a director, or manager directly subordinate to the general manager.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of November 1, 2023 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information provided by them.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)(5)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(6)	1,741,299	13.5%
Clal Insurance Enterprises Holdings Ltd.(7)	1,422,498	11%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from November 1, 2023 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,852,585 ordinary shares outstanding as of November 1, 2023. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 27.9% of our outstanding ordinary shares.

(3)
Kanir Joint Investments (2005) Limited Partnership, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer and Ms. Anat Raphael, the sister of Mr. Ehud Gil, who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, the estate of Mr. Raphael, who passed away in December 2020, is the majority shareholder of Kanir Ltd. and beneficially owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, approximately 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
By virtue of the shareholders agreement between Kanir and Nechama Investments, dated on March 24, 2008, or the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., Ms. Raphael and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and taking into account the shares directly held by the estate of Mr. Raphael, the estate may be deemed to own approximately 46.6% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich, Ms. Raphael and the estate of Mr. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich, Ms. Raphael and the estate of Mr. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)
Based on a Schedule 13G/A submitted on February 9, 2023 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 1,166,865 ordinary shares, which constitute approximately 9.1% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 574,434 ordinary shares, which constitute approximately 4.5% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(7)
Based on a Schedule 13G/A submitted on February 13, 2023 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the 1,422,498 ordinary shares reported as beneficially owned by Call consist of: (i) 56,115 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days that are beneficially held for Clal’s own account and (ii) 1,366,383 ordinary shares that are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than 56,115 ordinary shares.

MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will reelect directors to serve on our Board of Directors. Our Articles provide that, unless otherwise prescribed by a resolution adopted at a meeting of our shareholders, the Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors appointed as required under the Companies Law). The directors (other than the external directors) are elected annually at our annual general meeting of shareholders and remain in office until the next annual general meeting, unless a director has previously resigned, vacated his/her office, or was removed in accordance with our Articles. Our Board of Directors may elect additional directors to the Board of Directors.

Our Board of Directors is currently composed of the following six directors: Mr. Shlomo Nehama, Mr. Ran Fridrich, Ms. Anita Leviant, Mr. Ehud Gil, Dr. Michael J. Anghel and Mr. Daniel Vaknin. Mr. Shlomo Nehama, Mr. Ran Fridrich, Ms. Anita Leviant and Mr. Ehud Gil are standing for reelection. The current service terms of Dr. Michael J. Anghel and Daniel Vaknin, our external directors, expire in January 2025 and December 2023, respectively. The reelection of Mr. Daniel Vaknin as an external director for a second three-year term and the election of a replacement external director for Dr. Anghel are included on the agenda of the Meeting (see Items 2 and 3 below, respectively).

All nominees listed below have advised the Board of Directors that they intend to serve as members of the Board of Directors if elected.

As a controlled company, within the meaning set forth in the NYSE American Company Guide, we are exempt from the requirement that a majority of a company’s board of directors qualify as independent directors within the meaning set forth in the NYSE American Company Guide and from the NYSE American Company Guide requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in connection with board composition and nominations.

Pursuant to the requirements of Section 224B(a) of the Companies Law, each of the director nominees provided us with a declaration prior to the publication of the notice of annual general meeting of shareholders. These declarations are available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to each person nominated and recommended to be re-elected by our Board of Directors and is based upon our records and information furnished to the Board of Directors by the nominees.

The nominees for directors are:

Name	Age	Position with the Company

Shlomo Nehama	68	Chairman of the Board
Ran Fridrich	70	Director and Chief Executive Officer
Anita Leviant(1)	69	Director
Ehud Gil	49	Director
__________________________
(1)	Member of the Company’s Audit Committee and Compensation Committee.

Shlomo Nehama has served as a director and Chairman of the Board of Ellomay since March 2008. From 1998 to 2007, Mr. Nehama served as the Chairman of the Board of Bank Hapoalim B.M., one of the largest Israeli banks. In 1997, together with the late Ted Arison, he organized a group of American and Israeli investors who purchased Bank Hapoalim from the State of Israel. From 1992 to 2006, Mr. Nehama served as the Chief Executive Officer of Arison Investments. From 1982 to 1992, Mr. Nehama was a partner and joint managing director of Eshed Engineers, a management consulting firm. He also serves as a director in several philanthropic academic institutions, on a voluntary basis. Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy.

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of Plasto-Cargal Group Ltd. (TASE: PLCR) since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in Cross Border and financial transactions and investment, banking and Capital Markets. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech, Cyber and sustainable investments. LAGC provides soft lending for overseas business in Israel and in the UK. For a period of twenty years, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the Group, and served as a director in the overseas subsidiaries. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant currently also serves as President of the Israel-British Chamber of Commerce, Council Member of the UK- Israel Tech Council, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions Ltd. Ms. Leviant is a certified mediator.

Ehud Gil has served as a director of Ellomay since November 12, 2020. Mr. Gil has been an entrepreneur at the intersection of security and technology, and a consultant to the Israeli Ministry of Defense. In 2018, Mr. Gil retired from the Israeli Defense Forces (IDF), at the rank of Lieutenant-Colonel. Prior to his retirement, Mr. Gil held key managerial positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch, Head of Training Branch in the General Headquarters of the IDF, and Director of Projects for the IDF.  Mr. Gil holds an M.Ed. (with honors) in Management and Organization of Education Systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. As indicated above, Mr. Gil is Ms. Anat Raphael’s brother.

We currently pay our non-executive directors (Ms. Anita Leviant, Mr. Ehud Gil, Dr. Michael J. Anghel and Mr. Daniel Vaknin) remuneration for their services as directors based on the minimum fees permitted by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. These fees are currently an annual fee of NIS 56,910 (approximately $14,125) and an attendance fee of NIS 2,015 (approximately $500). In connection with the reelection of Mr. Daniel Vaknin as an external director and the election of Ms. Dorit Ben Simon as an external director, we propose an increase to the fees payable to our non-executive directors as set forth under Item 4 below. Similar fees are proposed to be paid to Mr. Ehud Gil under Item 6 below. In addition, each of these non-executive directors receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors. For more information see Items 4, 5, 6, 7 and 8 below.

Messrs. Nehama and Fridrich do not receive the aforementioned director fees and options and provide services to our Company pursuant to a management services agreement, among us, Meisaf Blue & White Holdings Ltd., Kanir and Keystone R.P. Holdings and Investments Ltd., approved by our shareholders in the general meeting held on August 12, 2021.

Each of our directors also received an indemnification undertaking and an exemption letter as in effect on the date of their appointment, forms of which were attached as exhibits 4.3 and 4.4 to our 2022 Annual Report, and each of them is also entitled to be included in our directors and officers’ liability insurance policy, most recently approved by our shareholders at a meeting held on December 29, 2022.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted on the matter at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect each of Shlomo Nehama, Ran Fridrich, Anita Leviant and Ehud Gil, as directors of the Company to hold office until the next annual general meeting of the Company’s shareholders and until their respective successors are duly elected and qualified.”

Shareholders will be asked to vote on the appointment of each director nominee separately. Upon the receipt of a properly signed and dated proxy and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

REELECTION OF DANIEL VAKNIN AS AN EXTERNAL DIRECTOR FOR A SECOND THREE-YEAR TERM

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Companies Law to have at least two external directors. Each external director may serve for up to three terms of three years. However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE American (such as our company), may appoint an external director for additional terms of not more than three years each, subject to certain conditions. Our other directors are elected annually.

Our currently serving external directors are Dr. Michael J. Anghel, whose second service term is due to end in January 2025 and Daniel Vaknin, whose first service term is due to end on December 19, 2023. Mr. Vaknin is standing for reelection for an additional three-year term, commencing December 20, 2023. See Item 3 below in connection with the election of an externa director replacing Dr. Anghel.

The Companies Law prescribes the requirements and qualifications of an external director. Among other requirements and limitations, in order to qualify as an external director an individual may not be a relative of a controlling shareholder and she or he, or her or his relative, partner, employer, direct or indirect supervisor or an entity she or he controls, may not have, and may not have had at any time during the previous two years, any affiliation to the company, the controlling shareholder of the company or a relative of the controlling shareholder of the company or to an entity that, on the date of appointment of during the preceding two years, is or was controlled by the company or by the company’s controlling shareholder. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director or if she or he, or her or his relative, partner, employer, direct or indirect supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine. In addition, at least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

For a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director’s spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors.

At the Meeting, shareholders will be asked to reelect Mr. Vaknin as an external director for a second three-year term, commencing December 20, 2023.

Mr. Vaknin advised the Board of Directors that he intends to continue to serve as a member of the Board of Directors, Audit Committee and Compensation Committee if elected.

Pursuant to the requirements of Section 241 of the Companies Law, Mr. Vaknin provided us with a “Declaration of Competence” prior to the publication of the notice of annual general meeting of shareholders, declaring that he fulfills all the qualifications of an external director under the Companies Law and that he has the requisite accounting and financial expertise and professional qualification. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and the NYSE American Company Guide. This declaration is available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Mr. Vaknin, who is nominated for reelection as an external director and recommended by our Board of Directors to be reelected and is based upon information furnished to the Company by Mr. Vaknin:

Daniel Vaknin, age 67, has served as an external director of Ellomay since December 20, 2020. Mr. Vaknin is a financial consultant. Mr. Vaknin currently serves on the Board of Directors of Clal Insurance Company Ltd., Ilex Medical Ltd. (TASE: ILX), Arad Ltd. (TASE: ARD) and Kardan Israel Ltd. (TASE: KRDI) and served on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL) until 2020. From 2007 to 2011 Mr. Vaknin served as Chief Executive Officer of Israel Financial Levers Ltd. From 2005 to 2007 Mr. Vaknin served as the Chief Executive Officer of Phoenix Investments and Finance Ltd. From 2004 to 2005 Mr. Vaknin served as the Vice Chief Executive Officer of I.D.B Development Company Ltd. Prior to that Mr. Vaknin was a Senior Partner at Kesselman & Kesselman C.P.A.s, a member firm of PricewaterhouseCoopers International Limited. Mr. Vaknin is a CPA and holds a BA in Economics and Accounting from the Hebrew University in Jerusalem.

Required Vote

Pursuant to the Companies Law, the election of an external director nominated by a company’s board of directors (as is the case with Mr. Vaknin’s nomination) requires the affirmative vote of a majority of the shares present at the Meeting and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed 2% of the outstanding voting power in the company.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company. Based, among other things, on their holdings in our shares and the 2008 Shareholders Agreement, Mr. Shlomo Nehama, our Chairman of the Board, Nechama Investments, Kanir and the estate of Mr. Hemi Raphael, are each deemed to be our “controlling shareholders” for purposes of the required “special majority”.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal (excluding, as mentioned above, a personal interest that is not related to a relationship with the controlling shareholders). Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the distribution website of the ISA.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect Mr. Daniel Vaknin as an external director for a second three-year term, commencing December 20, 2023.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a “controlling shareholder” or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

ELECTION OF DORIT BEN SIMON AS AN EXTERNAL DIRECTOR FOR A FIRST THREE-YEAR TERM

Background

As noted under Item 2 above, companies such as our company are required to have two external directors in office. Dr. Anghel, one of our external directors whose current service term is due to expire in January 2025, informed us that he wishes to resign his position, for personal reasons, effective upon the election of a replacement external director. Therefore, we are proposing the appointment of Ms. Dorit Ben Simon as an external director commencing December 20, 2023.

For more information concerning the requirements and qualifications of external directors, and their membership of board committees, see Item 2 above.

Pursuant to the requirements of Section 241 of the Companies Law, Ms. Ben Simon provided us with a “Declaration of Competence” prior to the publication of the notice of annual general meeting of shareholders, declaring that she fulfills all the qualifications of an external director under the Companies Law and that she has the requisite accounting and financial expertise and professional qualification. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and the NYSE American Company Guide. This declaration is available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Ms. Ben Simon, who is nominated for election as an external director and recommended by our Board of Directors to be elected and is based upon information furnished to the Company by Ms. Ben Simon:

Dorit Ben Simon, age 56, serves as the Founder & Managing Partner of BSS Capital and as a President of IFI, the primary educational entity for the local financial services industry. Ms. Ben Simon previously served as a CFO and Group Chief Risk Officer (CRO) at Israel Discount Bank (2006-2011). Prior to Discount Bank, Ms. Ben Simon was CEO of Gmulot, the leading asset management company in Israel and a subsidiary of Bank Hapoalim (2001-2006). Ms. Ben Simon serves as an external director of Massivit 3D Printing Technologies Ltd. (TASE: MSVT) since 2021 and served as an independent director of Meshek Energy-Renewable Energies Ltd. (TASE: MSKE) from 2020 to 2022, Energix-Renewable Energies Ltd. (TASE: ENRG) from 2012 to 2018 and Knafaim Holdings Ltd. (TASE: KNFM) from 2012 to 2018. Ms. Ben Simon holds an M.B.A in Finance and Banking and a B.A in Economy and General Studies, both from the Hebrew University in Jerusalem.

Required Vote

See Item 2 above under “Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to elect Ms. Dorit Ben Simon as an external director for a first three-year term, commencing December 20, 2023.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a “controlling shareholder” or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 4

APPROVAL OF THE TERMS OF SERVICE OF THE EXTERNAL DIRECTORS AND UPDATE TO TERMS
OF SERVICE OF NON-EXECUTIVE DIRECTORS

Background

At the Meeting, our shareholders will be asked to approve the terms of service of Mr. Vaknin during his second term as external director and of Ms. Ben Simon during her first term as an external director. The compensation of an external director is governed by the Compensation Regulations, is required to be approved at the general meeting at which the external director is elected and cannot generally be revised during the external director’s term in office.

General

The proposed terms of service for the external directors are as follows:

The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The Companies Regulations provide for a range of annual and per meeting permitted fees (beginning with a minimum fee, a fixed fee and up to a maximum fee), which are updated once a year based on increases in the Israeli Consumer Price Index compared to a base CPI, and further provide that in the event the fees paid are between the fixed amount and the maximum amount, shareholder approval is not required. We currently pay Mr. Vaknin and our other non-executive directors the minimum fees permitted by the Companies Regulations (see Item 1 above). We propose to increase these fees during Mr. Vaknin’s second term as an external director and Ms. Ben Simon’s first term as an external director and fix them at the average between the minimum amount and the fixed amount permitted by the Compensation Regulations for companies that are in the range of shareholders’ equity of the Company. These amounts are currently an annual fee of NIS 65,745 (approximately $16,318) and an attendance fee of NIS 2,395 per meeting (board or committee) (approximately $594).

We also propose to update the fees paid to our other non-executive directors (currently Ms. Leviant), commencing upon December 20, 2023. Similar fees are proposed to be paid to Mr. Ehud Gil commencing as of the same date (see Item 6 below).

According to the Compensation Regulations, an external director is entitled to 60% of the meeting fee if he participated in the meeting by means of communication and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting. We apply these guidelines to all of our non-executive directors. During Covid-19, the ISA permitted boards of directors to determine that full payment will be made to external directors participating in meetings by means of communication under certain circumstances.

In addition, Mr. Vaknin previously received from us, and will be entitled to continue to hold, and Ms. Ben Simon will receive from us, an indemnification undertaking (which includes an undertaking to provide liability insurance) and an exemption letter, in the form attached as an exhibit 4.4 to our 2022 Annual Report, and based on the terms of the compensation policy applicable to our office holders, or the Compensation Policy, and both will be included, and will continue to be included, in our directors and officers’ liability insurance policy. The terms of our directors and officers liability insurance policy were most recently approved at the annual general meeting of our shareholders held on December 29, 2022. For more information concerning our insurance, indemnification and exemption arrangements, see the 2022 Annual Report under Item 6.C “Directors, Senior Management and Employees – Board Practices.”

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the terms of service of the external directors as set forth hereinabove, and determined that this resolution is for the benefit of the Company.

For more information concerning the proposal for grant of options to the external directors, please see Item 5 below.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter. As noted above, the Compensation Regulations require, among other things, that the payment of annual fee and attendance fee to an external director that are below the fixed amounts included in the Compensation Regulations be approved at the shareholders’ meeting in which such external director is appointed.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of service of the external directors and the update to the terms of service of non-executive directors, as set forth in Item 4 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 5

APPROVAL OF GRANT OF OPTIONS TO THE EXTERNAL DIRECTORS

General

In addition to the terms of service for the external directors that are proposed under Item 4 above, at the Meeting our shareholders will be asked to approve a grant of options to Mr. Vaknin during his second term as an external director and to Ms. Ben Simon during her first term as an external director.

As previously approved by our shareholders, each of our current and future non-employee directors are entitled to receive an annual grant of options to purchase 1,000 ordinary shares (currently representing less than 0.01% of our outstanding ordinary shares), under the terms and conditions set forth in our 1998 Option Plan. Under the 1998 Option Plan, each non-employee director will automatically receive on such director’s first day as a director an option to purchase up to 1,000 ordinary shares pro-rated based on the number of full months of service between the prior Grant Date (i.e., August 1, 2023) and the next Grant Date (i.e., August 1, 2024). Each such non-employee director would also automatically receive, on each subsequent Grant Date (i.e. August 1 of each year during his term as a director), an option to purchase additional 1,000 ordinary shares provided that he or she is a non-employee director on the relevant Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date. These options are valid for a period of 10 years (subject to certain exceptions detailed in the 1998 Option Plan) and have an exercise price equal the market value of our ordinary shares on the date of grant.

Based on the terms of our Compensation Policy and the terms of our 1998 Option Plan, the options granted to our non-employee directors under the 1998 Option Plan vest in one installment on the first anniversary of the grant date of the options, provided that the option holder still serves as a member of our Board of Directors on such date (otherwise, the unvested options will immediately expire on the date of Termination of Service, as such term is defined in the 1998 Option Plan).

Therefore, on her first day of service as an external director, Ms. Ben Simon will be entitled to receive a grant of options to acquire 611 ordinary shares (based on the service term of December 20, 2023 – July 31, 2024), currently representing less than 0.005% of our outstanding ordinary shares, which will vest on the first anniversary of the commencement of her service as a member of our Board of Directors (provided that she still serves as a member of our Board of Directors on such date). Thereafter, on each August 1, the external directors will be entitled to an option grant as described above.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the grant of options to the external directors as set forth hereinabove and determined that this resolution is for the benefit of the Company.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter. The Compensation Regulations require, among other things, that the grant of options to external directors be approved at the shareholders’ meeting in which such external director is appointed. The grant of options to an external director generally requires the same “special majority” that is required for the election of the external director (or reelection in the event the external director is nominated by the board of directors), including the requirement to mark whether or not the voting shareholder has a “personal interest” in the adoption of the resolution. For more information concerning such “special majority” requirement, see Item 2 above under “Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the grant of options to the external directors, as set forth in Item 5 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which, with respect to the applicable portion of this resolution, includes an indication as to whether or not the shareholder is a “controlling shareholder” or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 6

APPROVAL OF TERMS OF SERVICE OF EHUD GIL, A MEMBER OF THE BOARD OF DIRECTORS

Background

Mr. Ehud Gil has served as a member of our Board of Directors since November 12, 2020 and is standing for reelection for another term at the Meeting (see Item 1, which includes additional information concerning Mr. Gil). Mr. Gil is the brother of Ms. Anat Raphael, who is the executor of the estate of the late Mr. Hemi Raphael, a former member of our Board of Directors and controlling shareholder of our Company. Ms. Raphael is also a member of the board of Kanir Ltd., the general partner of Kanir, which is a member of the group controlling our Company.

Pursuant to Sections 270(4) and 275 of the Companies Law, the terms of employment or service of a relative of a controlling shareholder are required to be approved by the Compensation Committee, Board of Directors and by a special majority of the shareholders (as more fully described below under “Required Vote”) every three years. The terms of service of Mr. Ehud Gil were previously approved by the Company’s shareholders on December 17, 2020. At the Meeting, our shareholders will be asked to approve the terms of service of Mr. Gil.

General

The proposed terms of service for Mr. Gil are the same terms of service proposed to be granted to our non-executive directors (i.e., director fees in the same amounts, indemnification undertaking and insurance), and the increase of fees described in Item 4 above will apply to Mr. Gil commencing on the date in which Mr. Vaknin’s second term and Ms. Ben Simon’s first term as external directors commence (December 20, 2023). For more information see under “General” in Item 4 above. In addition, under Items 7 and 8 below we propose to approve the grant of options and the extension of the exemption previously provided to Mr. Gil. Should the proposal under Item 8 below not be approved by the requisite majority, the form of indemnification undertaking and exemption letter of Mr. Gil will be revised to remove any references to an exemption.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the terms of service of Mr. Gil, and determined that this resolution is for the benefit of the Company and that the terms of service of Mr. Gil (set forth under Items 6-8 of this Proxy Statement) do not constitute a “distribution” as such term is defined in the Companies Law.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter. In addition, the approval of the terms of employment and service of a “Relative” (as such term is defined in the Companies Law) of a controlling shareholders (as such term is defined under Section 268 of the Companies Law), requires the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the resolution or (ii) the total number of shares voted against the approval of the resolution by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights. For more information concerning the definition of “personal interest” see Item 2 above under “Required Vote.”

As noted under “Required Vote” in Item 2 above, based, among other things, on the holdings of the estate of Mr. Hemi Raphael in our shares, Ms. Raphael’s position with Kanir Ltd., the general partner of Kanir, and the 2008 Shareholders Agreement between Kanir and Nechama Investments, Ms. Raphael is deemed to be one of our “controlling shareholders”. Therefore, due to the family relationship between Mr. Gil and Ms. Raphael, the approval of this resolution by our shareholders requires the “special majority” described above.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the “special majority” requirement of the proposal.

To the extent the proposed resolution is not approved by the “special majority”, we may elect to utilize an exemption that is available under the Companies Regulations (Relief for Transactions with Interested Parties), 2000, or the Relief Regulations, which provides that in the event a company’s compensation committee and board of directors determine that the insurance provided to office holders who are relatives of controlling shareholders is: (i) upon terms worse or identical to those provided to the company’s other officers and directors, (ii) on market conditions and (iii) cannot materially affect the company’s profitability, assets or liabilities, the approval of the company’s shareholders will not be required. Furthermore, in connection with the directors’ fees proposed to be paid to Mr. Gil, we may utilize an additional exemption under the Relief Regulations that provides that in the event a company’s compensation committee and board of directors determine that the fees paid to office holders who are relatives of controlling shareholders are not in excess of the lowest fees paid to other board members of the company and of the maximum fees permitted to be paid to external directors under the Compensation Regulations, the approval of the company’s shareholders for the payment of such fees will not be required.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of service Mr. Ehud Gil, as set forth in Item 6 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a “controlling shareholder” or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 7

APPROVAL OF GRANT OF OPTIONS TO EHUD GIL, A MEMBER OF THE BOARD OF DIRECTORS

General

In addition to the terms of service for Mr. Gil proposed under Item 6 above and Item 8 below, at the Meeting our shareholders will be asked to approve the grant of options to Mr. Gil.

The proposed option grant for Mr. Gil is under the same terms as the options proposed to be granted to Mr. Vaknin and Ms. Ben Simon, the external director nominees and that are currently granted to all our non-executive directors. For more information see under “General” in Item 5 above.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the grant of options to Mr. Gil, and determined that this resolution is for the benefit of the Company.

Required Vote

Please see Item 6 above, under “Required Vote”.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the grant of options to Mr. Ehud Gil as set forth in Item 7 to the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a “controlling shareholder” or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 8

APPROVAL OF EXTENSION OF AN EXEMPTION TO EHUD GIL, A MEMBER OF THE BOARD OF
DIRECTORS

General

In addition to the terms of service for Mr. Gil proposed under Items 6 and 7 above, at the Meeting our shareholders will be asked to approve the extension of the exemption previously provided to Mr. Gil as approved by the Company’s shareholders on December 17, 2020.

The proposed exemption to Mr. Gil is under the same terms as the exemption provided to all of our directors, including directors and officers who are deemed to be “controlling shareholders.” For more information see under Items 1 and 4 above.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the provision of an exemption to Mr. Gil, and determined that this resolution is for the benefit of the Company.

Required Vote

Please see Item 6 above, under “Required Vote”.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the extension of the exemption provided to Mr. Ehud Gil, as set forth in Item 8 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a “controlling shareholder” or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 9

APPROVAL OF AN UPDATED COMPENSATION POLICY FOR THE COMPANY’S
OFFICERS AND DIRECTORS

Background

The Companies Law requires that a public company, such as our company, adopt and implement a compensation policy with respect to the terms of service or employment, including the grant of an exemption, insurance, undertaking to indemnify or indemnification, retirement bonuses and any other benefit, payment or undertaking to pay any such amounts, given due to service or employment, or, together, Terms of Service and Employment, of its “office holders.” The Companies Law provides that a compensation policy should be approved by the board of directors, after taking into consideration the recommendation of the compensation committee. The Companies Law further provides for the approval of a compensation policy by a company’s shareholders with the “special majority” requirement set forth below.

Our current Compensation Policy was initially approved by our shareholders at the annual general meeting held in June 2013 and an updated compensation policy was approved by our shareholders at the annual general meetings held in June 2016, June 2019 and August 2021.

General

The Companies Law provides that a compensation policy for a period exceeding three years is required to go through the complete approval process once every three years. In addition, the Board of Directors is required to periodically examine the compensation policy and the need for adjustments in the event of a material change in the circumstances prevailing during the adoption of the compensation policy or for other reasons.

Recently, the SEC approved Rules 811 and 1003 of the NYSE American Company Guide, mandating companies with listed securities to adopt a clawback policy in accordance with Exchange Act Rule 10D-1. These listing rules relate to the recovery of erroneously awarded executive compensation as required by Rule 10D-1 of the Exchange Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Under Rule 10D-1 and the new NYSE American listing rules, recovery of erroneously awarded incentive-based compensation would be required from current and former Executive Officers who received certain incentive-based compensation during the three fiscal years preceding the date on which the company is required to prepare certain accounting restatements. As required by Rule 10D-1 of the Exchange Act, following an administrative process, the NYSE American will delist a company’s securities if it does not adopt a compensation recovery policy that complies with the applicable listing rule, disclose the policy in accordance with SEC rules, or comply with the policy’s recovery provisions.

These listing rules became effective on October 2, 2023, and require the adoption of a compliant clawback policy by December 1, 2023. In accordance with the requirements of these rules, we adopted a compliant policy, or the Clawback Policy.

Our Compensation Policy currently includes a requirement that each director and officer receiving an annual bonus will sign a document committing to refund bonuses in the event of a mistake in the financial statements that requires a restatement under certain circumstances based on the requirements of the Companies Law. The Compensation Policy already provides that the document signed by the directors and officers will refer to any clawback mechanism applicable to the Company. In connection with the adoption of our Clawback Policy, our Compensation Committee and Board determined to amend Section 5.3.2.4 of our Compensation Policy, clarifying that we adopted and intend to comply with a clawback policy in compliance with applicable laws and regulations, without the need for further corporate approvals from our shareholders and that to the extent there will be any inconsistencies between the Compensation Policy and the Clawback Policy, the policy that is more stringent with the Company’s office holders shall take precedence.

We are therefore proposing the approval of an updated compensation policy, or the Updated Compensation Policy, a copy of which is attached hereto as Exhibit A. The words proposed to be added are underlined and the words proposed to be deleted are presented by “~~strikethrough~~”.

Our Compensation Committee recommended the approval by our Board of Directors and by our shareholders of the Updated Compensation Policy and our Board of Directors approved the Updated Compensation Policy and recommended that our shareholders approve it. Other than as stated above, our Compensation Committee and Board believe that our Compensation Policy in its current form, provides our Company with sufficient tools and options to retain and maintain qualified personnel and align the interests of our Company, our shareholders and our office holders for the long-term benefit of the Company.

The Companies Law provides that a company’s board of directors may approve a compensation policy even in the event it was not approved by the shareholders; provided that the compensation committee and thereafter the board of directors resolved, based on reasons that will be set forth in the resolutions and after an additional discussion concerning the compensation policy, that the approval of the compensation policy despite of the objection of the company’s shareholders is for the benefit of the company.

Required Vote

The approval of the Updated Compensation Policy by our shareholders requires the affirmative vote of the holders of a majority of the shares present at the Meeting and voting on the matter; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the Compensation Policy or (ii) the total number of shares voted against the approval of the Compensation Policy by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

As more fully explained under the heading “Required Vote” in Item 2 above, Mr. Shlomo Nehama, our Chairman of the Board and a director nominee, Nechama Investments, Kanir and the estate of Mr. Hemi Raphael, are each deemed to be our “controlling shareholders” for purposes of the required “special majority.” Mr. Nehama and Mr. Fridrich (who is a member of the board of directors of Kanir Ltd., the general partner of Kanir and our CEO and a member of our Board of Directors) may also be deemed to have a “personal interest” in the approval of the Updated Compensation Policy due to the positions they hold in our Company.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the Updated Compensation Policy. Otherwise, the shareholder is not eligible to vote on this proposal. For more information concerning the definition of “personal interest,” see Item 2 above under “Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit A.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 10

APPROVAL OF UPDATED TERMS OF EMPLOYMENT OF MR. ASAF NEHAMA

Background

The Companies Law provides that an agreement with respect to the terms of employment of a relative of a public company’s “controlling shareholder” requires the approval, in the following order, of the company’s compensation committee, board of directors and shareholders, in the special majority described below.

Mr. Asaf Nehama, the son of Mr. Shlomo Nehama, our Chairman of the Board and one of our controlling shareholders, has been employed by our Company as an analyst in a full-time position since October 1, 2022. Mr. Asaf Nehama’s terms of employment were approved by our shareholders at the annual shareholders meeting held on December 29, 2022 and included, among other things, a gross monthly salary (including lump sum payment for overtime) of NIS 12,000. Mr. Asaf Nehama, 26, holds a dual B.A degree in Business (specializing in finance) & Psychology from the Reichman University in Israel.

Since he began his employment with our Company in an analyst position, Mr. Nehama has taken on additional responsibilities and has been acting as a project manager in connection with our development activities of photovoltaic fields in Texas, USA for several months. This position includes overseeing the development efforts, negotiating with contractors, suppliers and consultants, procurement of equipment, ongoing communications and management of the development process. This position also entails longer work hours due to the time differences between Israel and Texas. Due to the substantial expansion of his position, contribution to, and responsibilities with the Company, at the Meeting, our shareholders will be asked to approve the updated terms of employment of Mr. Asaf Nehama as described below.

General

Our Audit and Compensation Committee and Board of Directors approved, and recommended that our shareholders approve, the following terms of employment for Mr. Asaf Nehama, effective October 1, 2023:

•
Monthly Salary – Mr. Asaf Nehama will receive a gross monthly salary of NIS 15,000 and a monthly lump sum payment for overtime in the amount of NIS 8,000 (the monthly gross salary together with the monthly lump sum for overtime (i.e. NIS 23,000, or currently approximately $5,700), the Salary).

•
Social and Ancillary Benefits – Mr. Asaf Nehama will be entitled to all social benefits and rights as required under applicable law (pension, severance pay, convalescence pay, etc.) and as customary in the Company, all based on his Salary. Mr. Asaf Nehama will be subject to the provisions of Section 14 of the Severance Pay Law, 5723-1963. Mr. Asaf Nehama will be entitled to sick leave under law and will be able to use the sick days as customary in the Company. The Company will deposit an amount equal to 7.5% of the Salary to an advanced study fund per Mr. Asaf Nehama’s selection and shall deduct from his Salary an amount equal to 2.5% of the Salary that shall be deposited in said advanced study fund as the employee’s share, as customary in the Company.

•
Vacation – Mr. Asaf Nehama will be entitled to paid vacation days as determined under the Israeli Annual Vacation Law, 1951 plus two (2) days per year (pro rata) and will be entitled to transfer from year to year up to 15 vacation days.

•
Reimbursement of Expenses – Mr. Asaf Nehama shall be entitled to reimbursement of expenses, travel expenses and meal expenses based on the policies and amounts as customary in the Company, currently travel expenses in the amount of NIS 300 per month and meal expenses in the amount of NIS 900 per month.

•
Termination of Employment – the notice period during the first six months of employment will be pursuant to the Israeli Prior Notice of Termination Law, 2001 and thereafter 30 days, as customary in the Company.

In their deliberations of the proposed updated terms of employment of Mr. Asaf Nehama, the members of our Audit and Compensation Committee and Board of Directors noted the following: (i) Mr. Asaf Nehama’s current position and duties in the Company require longer work hours and entails more responsibilities and complexities, (ii) the proposed terms of employment are based on terms customary in the Company and on a comparative study ordered at the request of the Audit and Compensation Committee, which provided a range of salaries and a recommended range of salaries for a project manager position, and the proposed salary for Mr. Asaf Nehama is the midpoint of the range of salaries included in the survey, (iii) based on his education and skills and the experience and expertise accumulated since the commencement of his employment with our Company, including a deep understanding of our operations and of the renewable energy field, Mr. Asaf Nehama is qualified for the position of a project manager in the Company, (iv) Mr. Asaf Nehama’s familiarity with the Company and its operations is expected to bolster his contribution to the Company and to serve as an additional incentive for his retention and continued contribution to the Company, alongside the expected continued integrity and special loyalty to the Company, and (v) the terms of employment of Mr. Asaf Nehama do not constitute a “distribution” as such term is defined in the Companies Law. Therefore, our Audit and Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the proposed terms of employment of Mr. Asaf Nehama and determined that they are for the benefit of the Company.

Required Vote

As noted under the heading “Required Vote” in Item 6 above, pursuant to Section 275 of the Companies Law, the approval of the terms of employment of relatives of persons deemed to be controlling shareholders (as such term is defined under Section 268 of the Companies Law) requires the approval of the compensation committee and board of directors and an affirmative vote by a “special majority.” For more information concerning the special majority required, and the definitions of “controlling shareholder” and “personal interest,” see “Required Vote” under Item 6 above.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder is a “controlling shareholder” or has a “personal interest” in the approval of the proposed resolution. Otherwise, the shareholder is not eligible to vote on this proposal and his or her vote will not be counted for the purposes of the “special majority” requirement of the proposal.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the updated terms of employment of Mr. Asaf Nehama as set forth in the proxy statement, effective October 1, 2023, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a controlling shareholder or has a “personal interest” in the approval of the proposal as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 11

REAPPOINTMENT OF INDEPENDENT AUDITORS

Background

Shareholders will be asked to reappoint Somekh Chaikin, a member of KPMG International, as our independent auditors for the year ending December 31, 2023 and until the next annual general meeting of our shareholders and to authorize our Board of Directors to approve their fees, following the approval of our Audit Committee, in accordance with the volume and nature of their services. Somekh Chaikin have been our independent auditors since December 2011.

The following table sets forth the fees paid by us and our subsidiaries to our principal independent registered public accounting firms during 2021 and 2022:

	2022	2021
	(Euro in thousands)
Audit Fees(1)	460	443
Audit-Related Fees(2)	-	21
Tax Fees(3)	70	59

Total	530	523
______________________
(1)
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

(2)	Including professional services related to due diligence investigations.
(3)	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

Required Vote

The adoption of this proposal requires the affirmative vote of a majority of the ordinary shares of the Company voted in person or by proxy at the Meeting.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2023, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 12

CONSIDERATION OF THE ANNUAL FINANCIAL STATEMENTS

As required by the Companies Law, our independent auditors’ report and audited consolidated financial statements for the fiscal year ended December 31, 2022, will be presented for discussion at the Meeting.

Our audited financial statements for the year ended December 31, 2022 are included in our 2022 Annual Report on Form 20-F, which was filed with the SEC on April 7, 2023. You may receive a hard copy of the complete audited financial statements for the fiscal year ended December 31, 2022, free of charge, upon request. You may review a copy of our filings with the SEC, including exhibits and schedules, and obtain copies of such materials at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

This item will not involve a vote of the shareholders.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CFO, by no later than November 9, 2023. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than November 16, 2023 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Annual General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors,
/s/ Shlomo Nehama
Shlomo Nehama
Chairman of the Board of Directors

Tel Aviv, Israel
November 2, 2023

Exhibit A
Ellomay Capital Ltd.

Directors and Officers Compensation Policy

(as updated ~~August 12, 2021~~December [          ], 2023)

1.	Objectives & Content

In this document we will define and detail Ellomay Capital Ltd.’s (the “Company” or “Ellomay”) compensation policy regarding the Company’s Directors and Officers (CEO, CEO's direct reports) (the “Compensation Policy”).

The publication of the Compensation Policy is intended to increase the transparency and visibility of Ellomay's activities regarding all aspects of its Directors’ and Officers’ compensation and to enhance its shareholders' ability to influence the compensation of the Company's Directors and Officers.

The Compensation Policy is worded in the masculine form only for purposes of convenience and is designated for equal and identical application to women and men, without any difference or change.

It is stressed that this Compensation Policy does not grant any rights to the Company’s Directors and Officers, and the adoption of this Compensation Policy per se will not grant any of the Company’s Directors and Officers a right to receive any component of compensation set forth in this Compensation Policy. The components of compensation to which a Director or Officer will be entitled will be exclusively those that are determined specifically in relation to him in accordance with the requirements of the Israeli Companies Law, 1999 and the regulations promulgated thereunder (together, the “Companies Law”).

It is clarified that in the event a Director or Officer receives compensation that is less than the compensation in accordance with this Compensation Policy, it will not be regarded as a deviation from this Compensation Policy, and such terms of his service or employment will not necessitate the approval of the General Meeting that is required in the event of approval of terms of service and employment that deviate from the compensation policy.

2.	General

2.1.	Compensation Policy Purposes:

The Compensation Policy is designed to support the achievement of the Company's long term work plan goals and ensure that:

2.1.1.	Officers' interests are as closely as possible aligned with the interests of Ellomay's shareholders;

2.1.2.	The correlation between pay and performance will be enhanced;

2.1.3.	Ellomay will be able to recruit and retain top level senior managers capable of leading the Company to further business success and facing the challenges ahead;

2.1.4.	Ellomay’s Officers will be motivated to achieve a high level of business performance without taking unreasonable risks;

2.1.5.	An appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation.

2.2.	The organs involved in the determination of the Compensation Policy are:

2.2.1.
Compensation Committee – Provides the BOD (as hereinafter defined) with recommendations regarding the appropriate Compensation Policy, the required updates to the Compensation Policy and its renewal and approves Directors' and Officers' service and employment terms and conditions.

2.2.2.	Board of Directors (“BOD”) – Approves the Compensation Policy for Directors and Officers and is responsible for periodical reviews of the Compensation Policy and its updating if necessary.

2.2.3.	The General Meeting of Shareholders – Approves the Compensation Policy for Directors and Officers to the extent that such an approval is required by law.

2.3.	Business environment and its impact on Company Officers' compensation:

Ellomay is in the business of energy and infrastructure with operations that currently mainly include production of renewable and clean energy. The Compensation Policy is intended to ensure the Company’s ability to retain and recruit a dedicated and experienced professional management that will be able to successfully promote the Company’s interests and manage its business, operations and assets.

3.	Compensation of Directors and Officers in view of the Company's Values and Strategy

3.1.	The connection between the Company's results and Officers' compensation:

We believe the total compensation of our Officers should be influenced by our business results as well as each Officer's individual contribution to the achievement of these results.

3.2.	The ratio between the compensation of Directors and Officers and the other employees of the Company (including contractors):

The Compensation Committee and the BOD will review, from time to time, the ratio between the total cost of employment of each of the Directors and Officers and the average and median cost of employment of the rest of the employees (including contractors) and discuss its possible impact on labor relations within the Company.

In the opinion of the Compensation Committee and BOD members, the current ratio is appropriate and reasonable in view of the nature of the Company, its size, the mixture of manpower and its field of operation and has no negative impact on the labor relations within the Company.

4.	Basic Concepts of the Company's Compensation Policy

Directors’ and Officers' compensation should include a number of elements so that each of these elements rewards a different aspect of their overall contribution to the Company’s success:

•
Base Salary, Director Fees or Management Service Fee – Compensates Directors and Officers for the time they devote to performing their roles in the Company and for the daily performance of their tasks. The base salary correlates to the Officer's skills (such as: experience, position knowledge, expertise, education, professional qualifications, etc.), on the one hand, and to the job requirements as well as the authority and responsibilities the job caries, on the other hand.

•
Social and Incidental Benefits –Several of the social benefits are mandatory according to different local legislation (such as: pension and long term savings, severance pay, vacation, sick leave, etc.), others are provided according to market specific conventions and enable the Company to compete in the working environment (such as education funds and company cars in Israel) and the remainder are meant to complement the Fixed Base Salary and compensate the Officers for expenses incurred in connection with their job requirements (such as: travel expenses or allowances).

•
Variable, Performance Based Rewards (Annual Bonus, Commissions and Grants) – Reward Directors and Officers for their contributions to the Company’s success and achievement of business goals during a defined timeframe.

•
Equity Based Compensation – Designed to strengthen the link between long term shareholders’ returns and the Company’s Directors’ and Officers’ rewards. This type of reward creates a stronger correlation between Directors’ and Officers’ motivation and interest and the interests of the Company’s shareholders. Another significant effect of Equity Based compensation is its contribution to retention, due to its inherent long term characteristics.

To ensure an adequate fit of all reward elements and the appropriate construction of the Total Compensation Package, all compensation elements of a Company Director or Officer will be presented to the approving organ prior to approval of any specific payment or reward.

5.	Compensation Elements

5.1.	Base Salary:

Base Salary for the Company’s Directors and Officers (other than non-employee and external Directors) for a full-time position will be as detailed in the following table

Position	Maximum Monthly Base Salary in NIS**
Chairman*	Up to NIS 125,000 (total cost to the Company of base salary not to exceed NIS 150,000)
CEO*	Up to NIS 125,000 (total cost to the Company of base salary not to exceed NIS 150,000)
Officer Reporting to CEO	Up to NIS 93,500
Active Director	Up to NIS 66,000

* The Company’s Chairman of the BOD and CEO are currently representatives of the Company’s controlling shareholders and are compensated for their BOD services and for management services based on a management services agreement. Should the Company resolve to retain the services of Directors or Officers performing similar functions who are not representatives of controlling shareholders, this policy will apply.

** These amounts will be linked to increases in the Israeli CPI

A deviation of up to 10% above these amounts will not be deemed to deviate from the terms of this Compensation Policy. In the event the Director or Officer is not an employee of the Company (e.g. in the event the he or she is an independent contractor or service provider), the maximum monthly payment will be an amount equal to the cost of employment that the Company would pay in accordance with this Compensation Policy and applicable law had the Director or Officer been an employee of the Company (e.g., payments under Section 5.4 herein).

5.2.	Base Salary Considerations:

5.2.1.	Determining the Base Salary of the Company’s Officers

The Base Salary for the Company’s Officers is first determined based on a pre-defined salary range. The range for each position will be based on:

•	Relevant peer group benchmark data.

•	Job requirements, authority and responsibilities the job caries and prior agreements executed with the Officer.

•	Education, skills, expertise, professional experience and achievements of the Officer.

•	Internal ratios between positions and between the Officer and the other employees (including contractors) of the Company.

•	The Company's financial situation, business challenges and goals.

The pay grade, approved within said range, will reflect the Officer's skills and fit into the intended position.

In Israel, the Company’s Officers are naturally exempt from the provisions of the Israeli Working and Rest Hours Law, as they hold senior managerial positions as defined in such Law. Therefore, they are not entitled to any additional compensation for overtime.

5.2.1.1.	Market Comparisons (Benchmark):

In order to set the Base Salary (and other compensation elements) ranges for recruitment of Officers to the Company, a comparative compensation study maybe conducted in the relevant market, reviewing similar position holders in comparable companies in the relevant geographies. The comparative study will cover companies meeting as many criteria as possible from the following list:

•	Holding companies, preferably in the areas of renewable and clean energy, life science and hi-tech ;

•
Publicly traded companies whose shares are traded on the Tel-Aviv Stock Exchange or Israeli companies whose shares are traded on the NASDAQ or NYSE markets and their market cap and/or shareholders' equity are close to that of Ellomay;

•	Companies competing with Ellomay for managerial talent and for potential Company Officers in particular;

Companies for which no reliable data can be collected will not be included in the comparison, even if they meet many or even all other criteria.

The comparative study will cover all compensation elements and will present (if data availability allows) the following:

•	Customary Base Salary range for similar roles (including data distribution);

•	Customary range for Annual Bonus (in terms of percentage of annual salary);

•	Customary range for Equity Based Compensation economic value on the date of grant (in terms of percentage of annual salary);

•	Customary fringe and other benefits.

5.2.1.2.	Internal comparison – gaps between Officers' compensation and between the Officer and the rest of the employees:

Before determining a Company Officer's pay, the following considerations, including their impact on labor relations in the Company, in general, and within the management team in particular, will be taken into account:

•	The ratio between the Officer's compensation and the compensation of all other Company Officers at the same level;

•	The ratio between the Officer's cost of employment and the cost of employment of all other Company employees (including contractors).

These amounts will be reviewed from time to time, compared to prevailing relevant market conditions and cost of living and updated if necessary.

5.2.2.	Salary review principles and indexing:

In order to retain Company Officers for long periods, their Base Salary will be reviewed from time to time in comparison to similar roles in the relevant market, taking into consideration the Company's financial situation. If necessary, a pay increase request will be presented to the relevant organs for approval. Automatic indexing mechanism (to the relevant CPI) may apply to the Officers' pay.

5.2.3	Directors Cash Compensation:

The cash compensation of non-employee and external Directors will be determined in accordance with the Compensation Regulations for External Directors and/or the Companies Regulations (Relief for Public Companies whose Shares are Traded in a Stock Exchange Outside Israel), as the case may be, and shall not exceed the maximum compensation permitted by these regulations.

In addition, Directors will be entitled to reimbursement for expenses incurred in the performance of their work, including trips overseas for work purposes.

5.3.	Variable compensation:

Variable compensation elements are intended to achieve the following goals:

•
Linking part of the Company’s Officers' compensation to the achievement of business goals and targets which will, in the long term, maximize shareholders’ return and create a joint interest between Company Officers and shareholders;

•	Increasing Company Officers' motivation to achieve long term Company goals; and

•	Correlating part of the Company's pay expenses with its business performance and increasing financial and operational flexibility.

5.3.1.	Ratio between elements of the compensation package

The appropriate ratio between the fixed components of Directors' and Officers' compensation and their variable compensation will be based on the following guidelines:

Position	Maximum Annual Variable Compensation in Cash	Maximum Annual Equity Based Compensation *
Chairman	Up to 8 monthly base salaries or the equivalent thereof	--
CEO	Up to 8 monthly base salaries or the equivalent thereof	Up to 8 monthly base salaries or the equivalent thereof
Officer Reporting to CEO	Up to 8 monthly base salaries	Up to 8 monthly base salaries
Non-Employee and External Directors	--	Fixed grant pursuant to the Company's Option Plan for Non-Employee Directors
Active Director	Up to 6 monthly base salaries or the equivalent thereof	--

*At the time of grant.

The aggregate variable performance based compensation (cash and equity) shall not exceed 12 monthly base salaries on an annual basis.

5.3.2.	Bonuses

5.3.2.1.	Annual Bonus Plan Principles

An Annual Bonus Plan may be approved for a specific fiscal year.  An Annual Bonus Plan will be approved by the requisite approvals under the Companies Law and will include the following definitions:

•	The duration of the bonus plan;

•
The financial measure for calculating the bonus for a Director or Officer, which can be based on Market Cap, Operating Income, Equity or any other measurable criteria that can be calculated based on the Company’s financial statements;

•	The department or individual objectives for each specific Director or Officer;

•	The percentage from the selected measure that will be paid to each Director or Officer as a bonus;

•
The threshold condition for the payment of the bonus will be quantitative and will be determined in the relevant annual bonus plan (for example, the existence of operating profit during the plan period, EPS, status of projects, etc.);

•	Target Bonus definition – the Target Bonus is the bonus paid when goals are met at precisely 100%.

•
Maximum Bonus – the maximum bonus for a Director or Officer per annum will not exceed 8 monthly base salaries and, to the extent the Company does not have profits for such year, the maximum bonus for a Director or Officer for such year will not exceed 2.5 monthly base salaries.

•	The measures and their weights used to assess the Directors' or Officers' success and calculate the bonus.

5.3.2.2.	Defining the Annual Bonus Plan Measures and Targets

As part of the development of an Annual Bonus Plan, plan measures and annual targets will be set as a basis for the evaluation of Officers or Directors' performance during the year. The Plan will include 2 types of criteria:

•
Company Measures – Financial measures for Company performance, and specific department and individual measurable objectives – that  will have a weight of between 50%-100% of the total bonus, depending upon the weight of the managerial appraisal criteria as set forth below.

•
Managerial Appraisal – An evaluation of the performance of each Officer in non-quantitative aspects of their contribution to the Company’s long term success – that  will have a weight of up to 20% of the total bonus for the CEO and the Directors and up to 50% of the total bonus for Officers other than the CEO.

5.3.2.3.	Setting the Bonus budget; reviewing and reducing bonuses

The total annual bonus budget will be calculated according to the sum of the Maximum Bonuses of all Company Officers participating in the plan.

Following the approval of the bonus plans and of the annual financial reports for the relevant fiscal year, the recommended bonuses will be presented to the Compensation Committee and the BOD.

The Compensation Committee and the BOD will have the authority to reduce the Annual Bonus based on their discretion considering the following aspects:

•	The recipient’s contribution to the development of Company's business beyond the recipient’s direct responsibility;

•	The Quality and speed of the recipient’s reaction to crises and other unexpected events;

•	The overall managerial performance of the recipient’s, motivating employees and leadership.

5.3.2.4.	Bonuses payment and refunding mechanism (“Clawback”)

Subject to the payment terms set forth herein, the bonuses based on an annual bonus plan will be paid with the first monthly salary following the review by the BOD, usually immediately following the approval of the annual financial reports.

Each Director and Officer will sign a document committing to refund any part of the annual bonus paid based on financial measures that may in the future prove to be based on a mistake which will require a restatement of the financial statements during the 3 years following the mistaken report or based on any claw‐back mechanism applicable to the Company (including, without limitation, the Clawback Policy referred to below). Such refund will be made within 6 months of publication of the restated financial statements.

The Company adopted and will comply with a “clawback policy” (the “Clawback Policy”), as required under applicable law or regulations (including regulations of a market or platform on which the Company’s securities are listed or traded). To the extent there will be any inconsistencies between this Compensation Policy and the Clawback Policy, the policy that is more stringent with the Company’s office holders shall take precedence, and, for the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Compensation Policy will be required in connection with the adoption and implementation of the Clawback Policy. The provisions of this Section shall be deemed amended to conform to any mandatory forfeiture and clawback requirements that the Company is or becomes subject to.

5.3.2.5.	Discretionary Bonus

In addition to or in lieu of bonuses paid under an annual bonus plan or the special bonus set forth below, the Company may pay a discretionary bonus to Officers and Directors, including due to personal and specific achievements, up to a maximum of 3 monthly base salaries per year, subject to limitations set forth in applicable law.

5.3.2.6.	Special Bonus

In addition to or in lieu of bonuses paid under an annual bonus plan or the discretionary bonus set forth above, the Company may pay a special bonus to Officers and Directors due to special achievements and contribution to the attainment of the Company’s long-term goals, in accordance with the Company’s strategic business plan, including in connection with material projects under development, acquisition or disposition of material assets, financing activities, achievement of project milestones and achievement of department tasks, up to a maximum of 3 monthly base salaries per year, subject to limitations set forth in applicable law.

5.3.2.7.	Bonus Cap

The aggregate bonuses paid to an Officer or Director for a specific year (whether in accordance with an annual bonus plan, a discretionary bonus or a special bonus) will not exceed the limitations set forth in Section 5.3.1.

5.3.3.	Equity Based Compensation

As part of the overall Directors and Officers compensation package in public companies, it is standard practice to offer a component of equity based compensation, which aims to establish proximity of interest between the relevant Directors and Officers and the shareholders of the Company.  Given the long term nature of the equity compensation plans, they support the ability of the Company to retain its senior managers in their positions for a long period.

In light of the advantages that stem from equity compensation plans, Ellomay will consider offering its Directors and Officers the option of participating in an equity compensation plan, based on the following:

5.3.3.1.	Tools of Equity Compensation

The option plan will be defined and implemented in a manner that complies with the requirements of the relevant law of the countries in which the Directors and Officers are residing or are employed. In Israel, the plan will, to the extent possible, comply with the provisions of Section 102 of the Income Tax Ordinance.

The equity grants presented for approval shall include the following details:

•	The maximum number of options to be granted.

•
The value of the equity based compensation (at the time of grant) per year, for each Officer, shall not exceed the amounts set forth in Section 5.3.1 (i.e., for purposes of calculating the value of equity compensation for a specific year, the value of equity compensation will be pro-rated over the vesting period such that the value attributed to a specific year will be the value at the time of grant multiplied by the percentage of the equity compensation that becomes exercisable during such year).

•	The per-share exercise price of the options will not be lower than the known closing price in the market at the date of grant.

•	The allocation of options between the various Directors and Officers and the existence of reserves for grants to Directors and Officers who may join the Company during the period of the plan.

•
Options granted to Directors under the current option plan of the Company (i.e., an annual option grant of options to acquire 1,000 ordinary shares) will vest in one installment on the first anniversary of the grant date. Options granted to Officers will commence vesting on the first anniversary of the grant date and will vest over a period of not less than three years from the date of grant.

•	The possibility of defining the maximum value for exercising of an option.

•	The possibility of conditioning the vesting of part or all of the options of some of the Officers upon the achievement of predetermined performance goals.

•	The expiration date of the options shall not be shorter than a year from the vesting date of each portion and shall not be longer than ten years after the grant date;

•	Terms in connection with the option holder leaving the Company (due to dismissal, resignation, and death or disability) and changes in Company ownership.

5.3.3.2.	Option Grants

Subject to the approvals required under the Companies Law, 1999, the Directors and Officers will be granted options to purchase shares of the Company pursuant to the provisions of the approved option plan.

When a new Officer joins the Company during the period of an option plan, the Company will consider granting options to the joining Officer out of the reserve determined in the relevant option plan.

The Company will grant options to its non-employee and external Directors based on the terms of the applicable option plan of the Company.

5.3.3.3.	Options Exercise

Upon the vesting of each portion of the options granted, each Director and Officer will be entitled to exercise the vested options at his disposal held by the trustee (to the extent relevant).

5.4.	Additional terms and fringe benefits

5.4.1.	Pension, disability and life insurance

The Company will provide all Company Officers with Pension, Long Term Disability and life Insurance according to local practices and legislation.

The Company’s contributions will be calculated based only on the base Monthly Salary and matching deductions will be made from the Officers' salary.

Officers in Israel will sign the form of the general confirmation of the Labor Minister pursuant to section 14 of the Severance Payment Law, at the time of the renewal of agreements or the recruitment of a new Officer, and the Company shall contribute the severance payments of the Officer to the pension fund/managers insurance, in accordance with the Officer’s choice concerning the contributions to pension insurance.

5.4.2.	Education Fund

The Company will contribute to the Education Fund at the rate of 7.5% of each Officer's base Monthly Salary and deduct 2.5% from the Officer's Fixed Monthly Salary and will transfer these sums to an Education Fund to be chosen by the Officer.

5.4.3.	Company Car / Transportation Allowance

The Company will allow Officers to choose to waive part of their salary in lieu of the Company placing a vehicle at their disposal for their personal use, as customary in system of operative leasing. With respect to new Officers, the Company will not bear the cost of the tax applicable to the value of the use of the vehicle.

5.4.4.	Expenses and incidentals

Officers will be entitled for reimbursement for any expenses incurred in the course of performing their roles, according to relevant Company procedures.

5.4.5.	Annual Vacation and Sick Leave

Officers will be entitled to annual vacation and sick leave according to applicable law and prevailing Company procedures, taking into consideration any relevant prior tenure in similar roles (or according to local legislation).

5.4.6.	Others

Officers will be entitled to any additional benefits and perquisites according to Company Procedures and any relevant local legislation.

6.	Termination Terms

Company Officers will be entitled to an Advance Notice period prior to termination of employer / employee relations of up to 6 months.

The actual Advance Notice period for each Officer will be determined in the employment agreement of each Officer.

Unless the BOD decides to release the Officer from this obligation, the Officer will be required to continue performing all role responsibilities During the Advance Notice period.

7.	Non-Competition

The Officers will give a written undertaking, at the time of signing the employment agreement with the Company, to refrain from any competition with the Company for a period that shall not be less than six months from the termination date of their employment by the Company.

8.	Indemnification, Exemption and Insurance of Directors and Officers

The Directors and Officers will be covered by a Directors and Officers insurance liability policy, to be periodically purchased by the Company, subject to the requisite approvals under the Companies Law, including run-off insurance for a period of up to seven years.  The coverage limit per claim and in the aggregate under the policy may not exceed $15 million and the Company’s Compensation Committee is and will be authorized to increase coverage by up to 30% in any year, as compared to the previous year.

The Company has granted, and will continue to grant, letters of indemnification and exemption letters to its Directors and Officers, subject to the requisite approvals under the Companies Law; provided, however, that the Company may not in the future provide exemption letters to an Officer or Director for an action or transaction in which a controlling shareholder (as such term is defined in the Companies Law) or any other Officer or Director (including an Officer or Director who is not the Officer or Director the Company has undertaken to exempt) has a personal interest (as such term is defined in the Companies Law).

The aggregate indemnification amount payable by the Company to all indemnified persons, pursuant to indemnification undertakings to be granted to Officers and Directors from the adoption date of this limitation, in respect of any occurrence of the events specified in the exhibit to the indemnification undertaking, shall not exceed 25% of the Company’s shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by the Company’s Board of Directors prior to the date on which the indemnification amount is paid.

9.	Policy maintenance – Authority and Responsibility

9.1.	Keeping the Policy current

The CFO is responsible for keeping this Compensation Policy current.

9.2.	Approval of changes to the Compensation Policy

Updates to this Compensation Policy will be approved by the Compensation Committee, the BOD and the General Meeting as required by Companies Law.